UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. __)*

Under the Securities Exchange Act of 1934

ENERGYTEK CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

29277L108
CUSIP Number)

September 17, 2014
(Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [  ]     Rule 13d-1(b)

           [X]     Rule 13d-1(c)

           [  ]     Rule 13d-1(d)

SCHEDULE 13G
CUSIP No. 29277L108	Page 2 of 5 Pages

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only): Joseph Michael King

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

5.	Sole Voting Power: 127,238 Shares (*)

6.	Shared Voting Power: Not Applicable

7.	Sole Dispositive Power: 127,238 Shares (*)

8.	Shared Dispositive Power: Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 127,238 Shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 11.41%

12.	Type of Reporting Person (See Instructions) IN

(*)  Of this amount, 81,170 shares are held in Mr. King’s name, 33,735 shares are held in the name of Trilogy and Associates, Inc., a Wyoming corporation, and 12,333 shares are held in the name of Princeton Research, Inc., a Nevada corporation, both of which corporate entities are solely owned and controlled by Mr. King.

SCHEDULE 13G
CUSIP No. 29277L108	Page 3 of 5 Pages

Item 1.

     (a)  Name of Issuer:

EnergyTEK Corp.

     (b)  Address of Issuer's Principal Executive Offices:

           201 S. Laurel, Luling, TX 78648

Item 2.

     (a)  Name of Person Filing:

            Joseph Michael King

     (b)  Address of Principal Office or, if none, Residence:

           3887 Pacific St., Las Vegas, NV 89121

     (c)  Citizenship:

           United States

     (d)  Title of Class of Securities:

Common Stock, par value $.001 per share

     (e)  CUSIP Number:

29277L108

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the     person filing is a:

     (a)  ____ Broker or dealer registered under Section 15 of the
                    Exchange Act.

SCHEDULE 13G
CUSIP No. 29277L108	Page 4 of 5 Pages

     (b)  ____ Bank as defined in Section 3(a) (6) of the Exchange Act.

     (c)  ____ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d)  ____ Investment company registered under Section 8 of the Investment Company Act.

     (e)  ____ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f)  ____ An employee benefit plan or endowment fund in accordance with
     Rule 13-d-1(b)(1)(ii)(F);

     (g)  ____ A parent holding company or control person in accordance with
      Rule 13d-1(b)(1)(ii)(G);

     (h)  ____ A savings association as defined in Section 3(b) of the Federal Deposit
     Insurance Act;

     (i)  ____ A church plan that is excluded from the definition of an investment company under
                    Section 3(c)(14) of the Investment Company Act;

     (j)  ____ Group, in accordance with Rule 13-d-1(b)(1)(ii)(J).

Item 4.   Ownership.

     (a)  Amount beneficially owned:    127,238 (*)

     (b)  Percent of class:                                                       11.41%

     (c)  Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote: 127,238 (*)

(ii) Shared power to vote or to direct the vote:    0
(iii) Sole power to dispose or to direct the disposition of: 127,238 (*)

(iv)Shared power to dispose or to direct the disposition of: 0

(*)  Of this amount, 81,170 shares are held in Mr. King’s name, 33,735 shares are held in the name of Trilogy and Associates, Inc., a Wyoming corporation, and 12,333 shares are held in the name of Princeton Research, Inc., a Nevada corporation, both of which corporate entities are solely owned and controlled by Mr. King.

SCHEDULE 13G
CUSIP No. 29277L108	Page 5 of 5 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement if being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check following:    [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being
              Reported on by the Parent Holding Company or Control Person.   N/A

Item 8.  Identification and Classification of Members of the Group.   N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10. Certification.

By  signing  below I certify that, to the  best  of  my knowledge and belief, the securities referred to  above were  not acquired and are not held for the purpose  of, or  with  the  effect  of, changing or  influencing  the control  of the issuer of the securities and  were  not acquired and are not held in connection with  or  as  a participant in any transaction having that  purpose or effect.

SIGNATURE

 After  reasonable  inquiry  and  to  the  best  of my  knowledge  and  belief, I certify that the  information set  forth  in  this  statement is true,  complete  and correct.

September 23, 2014

/s/ J.  Michael King
J. Michael King